
October 10, 2017

Janelle D'Alvise
Chief Executive Officer
Acasti Pharma Inc.
545 Promenade du Centropolis, Suite 100
Laval, Québec, Canada H7T 0A3

      Re: Acasti Pharma Inc.
            Registration Statement on Form F-1
            Filed September 29, 2017
            File No. 333-220755

Dear Ms. D'Alvise:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form F-1 Filed September 29, 2017

Cover Page

1.   Please revise your prospectus to disclose the number of shares to be offered. For guidance, please refer to Rule 430A and Compliance Disclosure Interpretation, Securities Act Rules, Question 227.02

2.   We note that you have included your recent trading price on the prospectus cover page. Please clarify that the offering price will be substantially similar to the market price or describe the method by which the price is to be determined. See Instruction 2 to Item 501(b)(3) of Regulation S-K. Additionally, please explain the statement on page 101, "[A]fter the public offering, the offering price and other selling terms may be changed by the underwriters."

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jeffrey Gabor at 202-551-2544 or Suzanne Hayes at 202-551-3675 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Jason Comerford